Exhibit 99.1

Li-Cycle Appoints Debbie Simpson as Chief Financial Officer

Bruce MacInnis to Retire Following Orderly Transition

TORONTO, Ontario (December 6, 2021) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or “the Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced the appointment of Debbie Simpson to the role of Chief Financial Officer (CFO), effective February 1, 2022.

“We are thrilled to welcome Debbie to Li-Cycle,” said Ajay Kochhar, Li-Cycle’s co-founder and CEO. “Debbie will be an immediate strategic partner as a member of the Li-Cycle executive leadership team. As a proven, finance executive with global public company experience and a champion of growing and developing talent, she will contribute to our efforts to drive growth and maximize shareholder value.”

Ms. Simpson brings more than 30 years of senior financial leadership focusing on strategic and transformational investment projects and optimizing capital structures to drive returns and facilitate scalability and growth for global companies. She joins Li-Cycle at an important juncture, as the Company is rapidly scaling its business with plans to build commercial lithium-ion recycling facilities across the globe.

Prior to joining Li-Cycle, Ms. Simpson served as the CFO of Maple Leaf Foods (TSX: MFI), a carbon neutral sustainable protein company with revenues of approximately $4 billion and over 13,000 employees. At Maple Leaf Foods, she was instrumental in driving a strategic shift for the company to become a higher-value sustainable protein business, advised on successful acquisitions, and secured over $2.0 billion in funding. Prior to that, Ms. Simpson was the acting CFO of Vincor International Inc., a leading global producer and distributer of wines with operations across several countries. At Vincor International, she completed several business acquisitions, equity and debt transactions, and the successful sale of the business to Constellation Brands Inc. (NYSE: STZ).

Ms. Simpson holds her BA in Accountancy and Master of Science in Accountancy and Finance from the University of Stirling, Scotland. She is a member of The Institute of Chartered Accountants of Scotland. As a passionate advocate for women’s health and education, Ms. Simpson volunteers her time as the Board Chair of Women’s College Hospital Foundation and the Board Chair of Havergal College. She is also a Board member and the Audit Committee Chair for Shearer’s Snacks, an OTPP portfolio company.

“I am delighted to join the Li-Cycle team. I was drawn to its innovative technology, global growth plans, and dedication to enabling a circular economy,” said Ms. Simpson. “I look forward to being a part of the Li-Cycle team and contributing to their future expansion in this rapidly evolving sector.”

Ms. Simpson will succeed Li-Cycle’s current CFO, Bruce MacInnis, upon his previously indicated retirement and the two will begin working together immediately to ensure a smooth transition and succession.

“I want to personally thank Bruce for his commitment to Li-Cycle and the significant value and contributions he has delivered to our company during a period of rapid growth and transformation. Bruce has been a key member of the Li-Cycle leadership team through a critical period in Li-Cycle’s history, establishing a strong foundation for our finance team to support Li-Cycle’s continued expansion. We wish him the very best in his retirement,” said Mr. Kochhar.

“It was truly a pleasure working for Li-Cycle and I want to thank Ajay and the rest of the team for providing me the opportunity to be a part of this uniquely positioned organization,” said Mr. MacInnis. “I look forward to follow the Company’s future growth and success as they continue to revolutionize the lithium-ion battery market.”

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

CONTACTS

Investor Relations

Nahla A. Azmy

investors@li-cycle.com

Press

Sarah Miller

media@li-cycle.com

Forward-Looking Statements

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1993, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “will”, “expect”, “plan”, “potential”, “future”, “continuing” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements may include, for example, statements about the future financial performance of Li-Cycle. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its final prospectus dated August 10, 2021 filed with the Ontario Securities Commission in Canada and the Form 20-F filed with the U.S. Securities and Exchange Commission, and in other filings made by Li-Cycle with securities regulatory authorities. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

In addition, forward-looking statements contained in this communication reflect Li-Cycle’s expectations, plans or forecasts of future events and views as of the date of this communication. Li-Cycle anticipates that subsequent events and developments could cause Li-Cycle’s assessments, expectations, plans and forecasts to change. While Li-Cycle may elect to update these forward-looking statements at some point in the future, Li-Cycle has no intention and undertakes no obligation to do so, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this communication. Li-Cycle’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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